Exhibit 99.5

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of the Independent Auditor on the Reconciliation of Canadian generally accepted accounting principles to United States generally accepted accounting principles

To the Shareholders of Primero Mining Corp.

We have audited the consolidated financial statements of Primero Mining Corp. (formerly Mala Noche Resources Corp.) (the “Company”) as at December 31, 2010 and 2009 and for each of the years then ended and have issued our report dated February 23, 2011. Such consolidated financial statements and report are contained in Exhibit 99.2 of Form 40-F. We have also audited the reconciliation from Canadian generally accepted accounting principles (“Canadian GAAP”) to United States generally accepted accounting principles (“United States GAAP”) of the Company contained in Exhibit 99.5 of Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such reconciliation from Canadian GAAP to United States GAAP as at December 31, 2010 and 2009 and for the years then ended, when considered in relation to the 2010 and 2009 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Chartered Accountants
August 11, 2011

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from the principles and practices the Company would have followed had the consolidated statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Material differences between Canadian GAAP and US GAAP which affect the Company’s consolidated financial statements are as follows (amounts in thousands of US dollars unless otherwise stated):

Consolidated statements of operations and comprehensive loss

The reconciliation between Canadian GAAP and US GAAP of the net loss is as follows:

	2010	2009
	$	$

Net loss under Canadian GAAP	(34,487)	(783)
Adjusted for:
Write-off exploration expenditures (a)	-	(115)
Additional depletion expense on mining interests (b)	(7,194)	-
Capitalization of transaction costs, net of amortization expense (c)	105	-
Change in fair value of the embedded derivative relating to the convertible debt (g)	1,422	-
Additional interest expense on convertible debt (g)	(2,241)	-
Additional stock-based compensation for share options issued (d)	901	(852)
Mark-to-market gain on warrants classified as a liability (e)	7,182	-
Deferred income tax recovery (h)	2,502	-
Net loss under US GAAP	(31,810)	(1,750)

Loss per share under US GAAP
Basic and diluted	0.86	0.81

Weighted average number of common shares
Basic and diluted	37,030,615	2,158,238

The comprehensive loss under US GAAP is as follows:
Net loss under US GAAP	(31,810)	(1,750)
Other comprehensive income under Canadian GAAP and US GAAP	-	369
Comprehensive loss under US GAAP	(31,810)	(1,381)

Exhibit 99.5

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles(continued)

Consolidated balance sheets

The reconciliation between Canadian GAAP and US GAAP of total assets, total liabilities and total shareholders' equity is as follows:

	2010	2009
	$	$

Total assets under Canadian GAAP	658,150	2,800
Adjusted for:
Write-off exploration expenditures (a)	(1,314)	(1,314)
Additional depletion expense on mining interests (b)	(7,194)	-
Capitalization of transaction costs, net of amortization (c)	105	-
Deferred income tax asset (h)	2,502	-
Total assets under US GAAP	652,249	1,486

Total liabilities under Canadian GAAP	227,286	170
Adjusted for:
Reclassification of fair value of warrants as liabilities (e)	30,013	-
Adjustment related to embedded derivative for convertible debt (g)	2,495	-
Total liabilities under US GAAP	259,794	170

Total shareholders' equity under Canadian GAAP	430,864	2,630
Adjusted for:
Cumulative adjustment relating to the reclassification of warrants as liabilities (e)	(30,013)	-
Cumulative adjustment relating to convertible debt (g)	(2,495)	-
Write-off of exploration expenditures (a)	(1,314)	(1,314)
Adjustment for depletion for mining interests (b)	(7,194)	-
Adjustment for capitalization of transaction costs (c)	105	-
Deferred income tax recovery (h)	2,502	-
Total shareholders' equity under US GAAP	392,455	1,316

Exhibit 99.5

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles (continued)

Consolidated statements of cash flows

The reconciliation between Canadian GAAP and US GAAP of the statement of cash flows is as follows:

	2010	2009
	$	$

Operating activities under Canadian GAAP	(61,565)	(837)
Adjustments for:
Write-off exploration expenditures (a)	-	(115)
Transaction costs (c)	175	-
Operating activities under US GAAP	(61,390)	(952)

Investing activities under Canadian GAAP	(227,150)	(115)
Adjustments for:
Write-off exploration expenditures (a)	-	115
Investing activities under US GAAP	(227,150)	-

Financing activities under Canadian GAAP	345,906	1,629
Adjustments for:
Transaction costs (c)	(175)	-
Financing activities under US GAAP	345,731	1,629

Effect of foreign exchange rate changes on cash	89	131

Increase in cash and cash equivalents	57,280	808
Opening cash and cash equivalents - US GAAP	1,018	210
Closing cash and cash equivalents - US GAAP	58,298	1,018

The following are the components of shareholders' equity in accordance with US GAAP:

	2010	2009
	$	$

Share capital	419,194	2,755
Warrants	-	722
Contributed surplus	8,605	1,373
Accumulated other comprehensive income	138	138
Deficit	(35,482)	(3,672)
Total shareholders' equity under US GAAP	392,455	1,316

Exhibit 99.5

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles (continued)

(a)	Exploration expenditures

Under Canadian GAAP, exploration costs incurred up to the date of establishing that a property is economically recoverable are capitalized in the carrying amount of the mining property. Under US GAAP, exploration and development expenditures can only be capitalized subsequent to the establishment of proven and probable reserves, and a final feasibility study being completed. During the period 2007 to 2009, the Company capitalized $1.3 million of exploration expenditures in relation to its Ventanas property. Under US GAAP, these expenditures would have been expensed during the year in which they were incurred; this difference has resulted in a $0.1 million expense in 2009 and a $1.3 million increase in accumulated deficit in 2010 and 2009.

(b)	Depletion expense

Under Canadian GAAP, the Company depletes its mining interests on a unit of production basis, over a base of the mine’s estimated and economically proven and probable reserves and the portion of mineral resources expected to be converted into reserves. Under US GAAP, only proven and probable reserves may be included in the base for the calculation of depletion, resulting in a lower depletion base and additional depletion charges. For the year ended December 31, 2010, an increased depletion charge of $7.2 million (2009 -$Nil) would have been recognized.

(c)	Capitalization of transaction costs

For Canadian GAAP purposes, the Company expensed $175 of transaction costs associated with the $70 million non-revolving term credit facility with the Bank of Nova Scotia. Under US GAAP, the debt- related transaction costs of $175 would be capitalized as an asset, and amortized over the term of the debt. As the term of the underlying debt is one year, the capitalized asset has been classified as a current asset and the whole amount will be amortized within that year. The impact of this treatment for 2010 (2009 - $Nil) was to decrease interest expense by $175, which is offset by an increase in amortization by $70, resulting in a net increase in assets of $105 at December 31, 2010.

(d)	Stock options

In July 2009, 5.5 million stock options were awarded which were considered to have a grant date of June 28, 2010, when required amendments to the stock option planwere approved by the Company’s shareholders. Canadian GAAP requires the expense relating to these options to be charged to the statement of operations from the grant date. However, US GAAP requires compensation expense to be charged to incomewith respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, a compensation expense would have been recorded with respect to these options starting from July 9, 2009 in order to comply with US GAAP. The impact of this difference is an increase in stock-based compensation expense in 2009 of $852, and a reduction of stock-based compensation expense of $901 in 2010. The total option expense as a result of this difference does not change, but the timing of the recognition of the stock-based compensation expense is bought forward.

The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the 2010 fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2010. Total intrinsic value of stock options outstanding and exercisable at December 31, 2010 was $659 and $502(2009 -$420 and $205). Total intrinsic value of stock options outstanding and exercisable at December 31, 2010,exclusive of options issued to employees of foreign operations, was $451 and $351, respectively (2009 - $290 and $153). Total intrinsic value for options exercised during 2010 was $49 (2009 -$47).

Exhibit 99.5

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles (continued)

(d)	Stock options (continued)

The fair value of options which vested during 2010 was $5.0 million (2009 - $718). There was $7.0 million of total unrecognized compensation costs related to unvested stock options at December 31, 2010. These costs will be recognized over the weighted average period of 1.17 years. The following summarizes the changes in the Company`s unvested stock options for 2010:

Number of
stock options
granted
(in thousands)

Unvested stock options at January 1, 2010	165
Granted	7,635
Vested	(2,627)
Unvested stock options at December 31, 2010	5,173

(e)	Share purchase warrants

Under Canadian GAAP, the Company`s share purchase warrants are accounted for as equity. The Financial Accounting Standards Board (``FASB``) Accounting Standards Codification (``ASC``) 815, Derivatives and Hedging, requires that share purchase warrants with an exercise price denominated in a currency other than the Company`s functional currency be classified and accounted for as financial liabilities and measured at fair value with changes in fair value included in net earnings/loss. This results in a reconciling item for US GAAP purposes from August 6, 2010 when the Company’s functional currency changed to the US dollar. For the year ended December 31, 2010, the net effect on income of marking-to-market these share purchase warrants was a credit of $7.2million (2009 - $Nil). Non-current derivative liabilities relating to the reclassification of the share purchase warrants with a Canadian dollar exercise price at December 31, 2010 were $30.0 million (2009 -$Nil).

The share purchase warrants are considered Level 2 in the fair value hierarchy. The value of the outstanding warrants at December 31, 2010 was determined using a Black-Scholes model and the following weighted average assumptions:

Dividend yield	0%
Expected volatility	51%
Risk-free interest rate	2%
Expected life	4.4 years

(f)	Business combinations

During the year ended December 31, 2010, the Company completed a business acquisition relating to the San Dimas Mine. The Company’s results include the revenues and income from the San Dimas Mine from the date of acquisition of August 6, 2010. It is impracticable to provide the revenue and earnings of the combined entity as if the acquisition of the business combination had occurred as at the beginning of the reporting period (or at the beginning of the prior reporting period), due to the way in which data was reported by the previous owners of the San Dimas Mine for their consolidated operations.

Exhibit 99.5

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles (continued)

(g)	Convertible debt

Under Canadian GAAP, the fair value of the conversion feature of the convertible debt issued in August 2010 is classified as equity and the balance is classified as a liability. Under US GAAP, the convertible debt is considered to include a material embedded derivative relating to the conversion option which is set at a fixed exchange rate to US dollars from the Canadian-denominated shares. The value of the embedded derivative was calculated using a valuation model which uses random sampling to account for several inputs and significant uncertainty in the future value of those inputs and their relationships with each other. Some of the key inputs include the Company’s share price, expected volatility of the stock price, forward foreign exchange rate curves between the Canadian and US dollar and spot foreign exchange rates. The carrying amount of the debt, on initial recognition iscalculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative which was $7.5 million. Subsequent to initial recognition, the derivative component is remeasured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. For the year ended December 31, 2010, the effect of this difference was to reduce equity by $1.7 million, and to increase the accretion expense by $2.2 million. The value of the embedded derivative at December 31, 2010 was $6.1 million and a marked to market gain of $1.4 million was recognized in the consolidated statement of operations during the period from when the debt was issued to December 31, 2010.

(h)	Income taxes

All adjustments are shown net of income tax effectsto the extent that the Company believes that the deferred tax impacts are more likely than not to be realized in the future. The income tax adjustments reflect the impact of the US GAAP adjustments described above on the Company’s consolidated financial statements. Accounting for income taxes is essentially the same under US and Canadian GAAP, except that Canadian GAAP uses the substantively enacted rate in the calculation of future income tax assets and liabilities, whereas US GAAP allows only for rates enacted by tax law. This difference did not result in a material change to the Company’s consolidated financial statements for the years ended December 31, 2010 and 2009. Substantially all of the Company’s income taxes relate to the Company’s operations in Mexico.

(i)	Accounting for uncertainty in income taxes

US GAAP prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on how a company should recognize, measure, present, and disclose in its consolidated financial statements uncertain income tax positions that it has taken, or expects to take on a tax return, as well as interest and penalties related to unrecognized tax benefits. Canadian GAAP has no similar requirements. The Company identified no measurement differences between what has been reported under Canadian GAAP and US GAAP related to uncertain tax positions. The Company has not recognized any interest or penalties for taxes during the year ended December 31, 2010 (2009: nil).

The following additional disclosures relating to income taxes are required under US GAAP:

Tax years subject to examination as of December 31, 2010 by jurisdiction:

	Canada Mexico	2007-2010 2007-2010

Exhibit 99.5

Reconciliation of Canadian generally accepted accounting principles to United States GAAP generally accepted accounting principles (continued)

(j)	Recently issued standards

In April 2010, the FASB issued Accounting Standards Update No. 2101-12 which amends topic 718 Compensation - Stock Compensation. The amendment addresses the classification of an employee share-based payments award with an exercise price denominated in the currency of a market in which the underlying equity security trades, stating that a share-based award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity. This new provision is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010, and can be early adopted. Primero has adopted this standard effective January 1, 2010. The Company’s stock option plan denominates option strike prices in Canadian dollars, and a substantial portion of its common shares trade in Canada. As such, it is appropriate to treat the options as equity as they are under Canadian GAAP.